UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Shell Canada Limited

(Name of the Issuer)
Royal Dutch Shell plc
Shell Investments Limited
Shell Canada Limited

(Name of Person(s) Filing Statement)
Common Shares

(Title of Class of Securities)
822567103

(CUSIP Number of Class of Securities)
Michiel Brandjes
Company Secretary
Royal Dutch Shell plc
30, Carel van Bylandtaan
2596 HR The Hague
The Netherlands
+31 70 377 9111
Copy to:
William P. Rogers, Jr., Esq.
Cravath, Swaine & Moore LLP
CityPoint, One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 207 453 1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)
     This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,438,719,986*	$287,744**

*	For purposes of determining the filing fee pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value of the Shell Canada common shares to be received by Royal Dutch Shell plc, assuming acceptance of the Offer by all holders of Shell Canada Limited common shares and options in the United States, is calculated as follows: multiplying (x) 38,016,118, the number of shares of Shell Canada Limited held by shareholders in the U.S. or subject to options held by persons in the U.S., by (y) CAD $45.00, the price to be paid for the shares held by such shareholders, and (z) applying an exchange rate of $0.8410 USD$/CAD$, the Federal Reserve Bank of New York’s noon buying rate for Canadian dollars on February 6, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is equal to 0.02% of the value of the transaction.
          Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☐
Amount previously paid: $
Form or registration no.:
Filing Party:
Date Filed:

          This Schedule 13E-3 is filed with the Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc, a public company limited by shares incorporated in England and Wales (“Royal Dutch Shell”), Shell Investments Limited, a company organized under the laws of Canada (“Shell Investments”) and Shell Canada Limited, a company organized under the laws of Canada (“Shell Canada”) with respect to the offer for the common shares (the “Shares”) of Shell Canada.
          Capitalized terms used herein but not defined in this Schedule 13E-3 shall have the meanings given to them in the Offer and Circular and the Directors’ Circular attached as Exhibits (a)(1)(A) and (a)(2), respectively, to this Schedule 13E-3.
          Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Offer and Circular and the Directors’ Circular, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 15 of the Schedule 13E-3 and is supplemented by the information specifically provided for herein.
Item 1. Summary Term Sheet (Regulation M-A Item 1001).
     The information set forth in the section of the Offer entitled “Summary” is incorporated herein by reference.
Item 2. Subject Company Information (Regulation M-A Item 1002).
     (a) Name and Address. The information set forth in the section of the Circular entitled “Shell Canada” is incorporated herein by reference.
     (b) Securities. The information set forth in the section of the Circular entitled “Shell Canada” is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the section of the Circular entitled “Price Range and Trading Volume of Common Shares” is incorporated herein by reference.
     (d) Dividends. The information set forth in the section of the Offer entitled “Dividends and Distributions” and in the section of the Circular entitled “Dividends and Dividend Policy” is incorporated herein by reference.
     (e) Prior Public Offerings. The information set forth in the section of the Circular entitled “Previous Distributions of Common Shares” is incorporated herein by reference.
     (f) Prior Stock Purchases. The information set forth in the section of the Circular entitled “Dividends and Dividend Policy” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person (Regulation M-A Item 1003).
     (a) Name and Address. The information set forth in the sections of the Circular entitled “The Offeror and RDS” and “Shell Canada” and the information set forth in Schedule B of the Circular is incorporated herein by reference.
     (b) Business and Background of Entities. The information set forth in the sections of the Circular entitled “The Offeror and RDS” and “Shell Canada” is incorporated herein by reference.
     (c) Business and Background of Natural Persons. The information set forth in the sections of the Circular entitled “The Offeror and RDS”, “Shell Canada” and “Securities Proceedings” and the information set forth in Schedules B and C of the Circular is incorporated herein by reference.
Item 4. Terms of the Transaction (Regulation M-A Item 1004).
     (a) Material Terms. The information set forth in the sections of the Offer entitled “The Offer”, “Time for Acceptance”, “Manner of Acceptance”, “Conditions of the Offer”, “Extension and Variation of the Offer”, “Take Up of and Payment for Deposited Common Shares”, “Dividends and Distributions” and “Market Purchases”, and the information set forth in the sections of the Circular entitled “Effect of the Offer on the Market for Common Shares; Stock Exchange Listing; and Public Disclosure by Shell Canada”, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
     (c) Different Terms. The information set forth in the section of the Offer entitled “The Offer” is incorporated herein by reference.
     (d) Appraisal Rights. The information set forth in the section of the Circular entitled “Acquisition of Common Shares Not Deposited” is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the section of the Circular entitled “Additional Information” is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005).
     (a) Transactions. The information set forth in the section of the Circular entitled “Arrangements, Agreements or Understandings—Routine Transactions” and the information set forth in the sections of the Directors’ Circular entitled “Arrangements Between RDS or the Offeror and Directors and Senior Officers of Shell Canada” and “Other Transactions” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the sections of the Circular entitled “Beneficial Ownership of and Trading in Securities” and “Arrangements, Agreements or Understandings—Contacts, Negotiations or Transactions” is incorporated herein by reference.
     (c) Negotiations or Contacts. The information set forth in the section of the Circular entitled “Arrangements, Agreements or Understandings—Contacts, Negotiations or Transactions” is incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Circular entitled “Agreements Relating to the Offer” and the information set forth in the section of the Directors’ Circular entitled “Support Agreement” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006).
     (b) Use of Securities Acquired. The information set forth in the section of the Circular entitled “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada” is incorporated herein by reference.
     (c) Plans. The information set forth in the sections of the Circular entitled “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada” and “Acquisition of Common Shares Not Deposited” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects (Regulation M-A Item 1013).
     (a) Purposes. The information set forth in the sections of the Circular entitled “Background to the Offer” and “Special Factors — Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada” is incorporated herein by reference.
     (b) Alternatives. The information set forth in the sections of the Circular entitled “Special Factors — Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada” is incorporated herein by reference.
     (c) Reasons. The information set forth in the sections of the Circular entitled “Special Factors — Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada” is incorporated herein by reference.
     (d) Effects. The information set forth in the sections of the Circular entitled “Special Factors — Purpose of, Alternatives to, Reasons for and Effects of the Offer and Plans for Shell Canada”, “Effect of the Offer on the Market for Common Shares; Stock Exchange Listing; and Public Disclosure by Shell Canada”, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.
Item 8. Fairness of the Transaction (Regulation M-A Item 1014).
     (a) Fairness. The information set forth in the sections of the Circular entitled “Background to the Offer”, “Special Factors — Fairness of the Proposed Transaction”, “Special Factors — CIBC World Markets Valuation and CIBC World Markets Fairness Opinion” and the information set forth in the sections of the Directors’ Circular entitled “Background to the Offer”, “Recommendation of the Special Committee and the Board of Directors”, “Valuation and Fairness Opinion” is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the section of the Circular entitled “Reasons to Accept the Offer”, “Special Factors — CIBC World Markets Valuation and CIBC World Markets Fairness Opinion” and the information set forth in the sections of the Directors’ Circular entitled “Recommendation of the Special Committee and the Board of Directors” and “Valuation and Fairness Opinion” is incorporated herein by reference.
     (c) Approval of Security Holders. The information set forth in the section of the Offer entitled “The Offer” is incorporated herein by reference.
     (d) Unaffiliated Representatives. The information set forth in the section of the Directors’ Circular entitled “Background to the Offer” is incorporated herein by reference.
     (e) Approval of Directors. The information set forth in the section of the Directors’ Circular entitled “Recommendation of the Special Committee and the Board of Directors” is incorporated herein by reference.
     (f) Other Offers. The information set forth in the section of the Circular entitled “Arrangements, Agreements or Understandings—Contacts, Negotiations or Transactions” and the information set forth in the section of the Directors’ Circular entitled “Prior Valuations” is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations (Regulation M-A Item 1015).
     (a) Report, Opinion or Appraisals. The information set forth in the section of the Circular entitled “Special Factors—CIBC World Markets Valuation and CIBC World Markets Fairness Opinion” and the information set forth in the section of the Directors’ Circular entitled “Valuation and Fairness Opinion” is incorporated herein by reference.
     (b) Preparer and Summary of the Report. The information set forth in the sections of the Circular entitled “Special Factors—CIBC World Markets Valuation and CIBC World Markets Fairness Opinion” and the information set forth in the section of the Directors’ Circular entitled “Valuation and Fairness Opinion” is incorporated herein by reference.
     (c) Availability of Documents. The information set forth in the section of the Circular entitled “Additional Information” and the information set forth in the section of the Directors’ Circular entitled “Valuation and Fairness Opinion—The Fairness Opinion” is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration (Regulation M-A Item 1007).
     (a) Source of Funds. The information set forth in the section of the Circular entitled “Source of Funds” is incorporated herein by reference.
     (b) Conditions. The information set forth in the section of the Circular entitled “Source of Funds” is incorporated herein by reference.
     (c) Expenses. The information set forth in the section of the Circular entitled “Transaction Expenses” is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
Item 11. Interest in Securities of the Subject Company (Regulation M-A Item 1008).
     (a) Securities Ownership. The information set forth in the section of the Circular entitled “Beneficial Ownership of and Trading in Securities” and the information set forth in the sections of the Directors’ Circular entitled “Ownership of Securities by Directors and Senior Officers of Shell Canada” and “ Ownership of Securities of RDS or the Offeror” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the section of the Directors’ Circular entitled “Trading in Securities of Shell Canada” and “Issuance of Securities of Shell Canada” is incorporated herein by reference.
Item 12. The Solicitation or Recommendation (Regulation M-A Item 1012).
     (d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the sections of the Directors’ Circular entitled “Recommendation of the Special Committee and the Board of Directors” and “Intentions with Respect to the Offer” is incorporated herein by reference.

     (e) Recommendations of Others. The information set forth in the sections of the Directors’ Circular entitled “Recommendation of the Special Committee and the Board of Directors” and “Intentions with Respect to the Offer” is incorporated herein by reference.
Item 13. Financial Statements (Regulation M-A Item 1010).
     (a) Financial Information. The audited consolidated financial statements of Shell Canada for the years ended December 31, 2005, 2004 and 2003, and the related U.S. GAAP reconciliation, are incorporated by reference to pages 61 through 82 of Exhibit 99.B and pages 33 through 35 of Exhibit 99.A, respectively, of Shell Canada’s Annual Report on Form 40-F for the fiscal year ended December 31, 2005 filed on March 13, 2006. The unaudited consolidated financial statements of Shell Canada for the quarter and year ended December 31, 2006, are incorporated by reference to pages 24 through 38 of Exhibit 99.1 of Shell Canada’s Report on Form 6-K for the month of January 2007, furnished to the SEC on January 29, 2007. The information set forth in the sections of the Circular entitled “Financial Information” and “Ratio of Earnings to Fixed Charges and Net Book Value” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009).
     (a) Solicitations or Recommendations. The information set forth in the section of the Circular entitled “Miscellaneous” is incorporated herein by reference.
     (b) Employees and Corporate Assets. The information set forth in the section of the Circular entitled “Miscellaneous” is incorporated herein by reference.
Item 15. Additional Information (Regulation M-A Item 1011).
     (b) Other Material Information. The Offer, Circular and Directors’ Circular in their entirety are each incorporated herein by reference.
Item 16. Exhibits (Regulation M-A Item 1016).

(a)(1)(A)	Offer and Circular, dated February 8, 2007.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	Directors’ Circular, dated February 8, 2007.

(b)	Not applicable.

(c)(A)	CIBC World Markets Inc. Valuation (incorporated by reference to Schedule A of the Directors’ Circular dated February 8, 2007, filed as Exhibit (a)(2)).

(c)(B)	Fairness Opinion of CIBC World Markets Inc. (incorporated by reference to Schedule B of the Directors’ Circular dated February 8, 2007, filed as Exhibit (a)(2)).

(d)	Support Agreement dated as of January 23, 2007, between Shell Canada Limited and Shell Investments Limited (incorporated by reference to the Schedule 13D filed by Royal Dutch Shell plc on January 26, 2007).

(f)	Canada Business Corporations Act statutory appraisal rights.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2007

ROYAL DUTCH SHELL PLC

	By:	/s/ Michiel Brandjes
	Name:	Michiel Brandjes

	Title:	Secretary

SHELL INVESTMENTS LIMITED

	By:	/s/ Arnold MacBurnie

	Name:	Arnold MacBurnie

	Title:	Chief Executive Officer

SHELL CANADA LIMITED

	By:	/s/ Clive Mather

	Name:	Clive Mather

	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description

Exhibit (a)(1)(A)	Offer and Circular, dated February 8, 2007.

Exhibit (a)(1)(B)	Letter of Transmittal

Exhibit (a)(1)(C)	Notice of Guaranteed Delivery.

Exhibit (a)(2)	Directors’ Circular, dated February 8, 2007.

Exhibit (b)	Not applicable.

Exhibit (c)(A)	CIBC World Markets Inc. Valuation (incorporated by reference to Schedule A of the Directors’ Circular dated February 8, 2007, filed as Exhibit (a)(2)).

Exhibit (c)(B)	Fairness Opinion of CIBC World Markets Inc. (incorporated by reference to Schedule B of the Directors’ Circular dated February 8, 2007, filed as Exhibit (a)(2)).

Exhibit (d)	Support Agreement dated as of January 23, 2007, between Shell Canada Limited and Shell Investments Limited (incorporated by reference to the Schedule 13D filed by Royal Dutch Shell plc on January 26, 2007).

Exhibit (f)	Canada Business Corporations Act Statutory appraisal rights.

Exhibit (g)	Not applicable.